UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-3157

INTERNATIONAL PAPER COMPANY

HOURLY SAVINGS PLAN

(Full title of the plan)

INTERNATIONAL PAPER COMPANY

6400 Poplar Avenue

Memphis, TN 38187

Telephone: (901) 419-9000

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

International Paper Company

Hourly Savings Plan

We have audited the accompanying statements of net assets available for benefits of International Paper Company Hourly Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Memphis, TN

June 29, 2010

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

(Amounts in thousands)

	2009	2008

ASSETS:
Investments, at fair value — Plan interest in Master Trust (Notes 1, 2, 3, 4, 5, and 6):
Participant-directed investments	$894,496	$688,079
Participant loans	53,546	53,212

Total investments — Plan interest in Master Trust	948,042	741,291

Receivables:
Participants’ contributions	2,084	991
Employer’s contributions	617	261

Total receivables	2,701	1,252

LIABILITIES:
Accrued expenses	(294)	(428)
Excess contributions payable	—	(78)

Total liabilities	(294)	(506)

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	950,449	742,037

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	8,051	36,507

NET ASSETS AVAILABLE FOR BENEFITS	$958,500	$778,544

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in thousands)

	2009	2008

ADDITIONS:
Contributions:
Participants’ contributions	$68,809	$48,787
Employer’s contributions	19,250	13,919

Total contributions	88,059	62,706

Investment income (loss) — Plan interest in Master Trust (Notes 1, 2, 3, 4, 5, and 6)	186,341	(193,135)
Net transfers (to) from other plans (Note 8)	(671)	4,632

Total additions, net	273,729	(125,797)

DEDUCTIONS:
Benefits paid to participants	92,226	99,316
Administrative expenses	1,547	1,162

Total deductions	93,773	100,478

NET INCREASE (DECREASE)	179,956	(226,275)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	778,544	1,004,819

End of year	$958,500	$778,544

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of the International Paper Company Hourly Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan providing retirement benefits to certain designated groups of hourly-paid employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee” or “State Street”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.

J.P. Morgan Retirement Plan Services (the “Recordkeeper”) is the recordkeeper for the Plan.

Eligibility to Participate—An employee is generally eligible to participate in the Plan upon the completion of one month of continuous service if the employee is an hourly employee at a designated location and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution and/or investment elections.

Participant Contributions—Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan.

Company Matching Contributions—As specified in an appendix to the Plan document, the Company matches 50% of participants’ contributions up to either 4% or 6% of a participant’s annual compensation, subject to certain limitations.

Company Fixed Contributions—As specified in an appendix to the Plan document, the Company makes contributions for employees at designated locations based on a set amount per hour worked.

Retirement Savings Account— The Company makes a Retirement Savings Account (“RSA”) contribution equal to 2.75% of compensation for employees at designated locations.

Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans or traditional individual retirement accounts.

Investments—Participants direct the investment of their contributions, RSA contributions, and Company fixed contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants.

Prior to April 1, 2008, Company matching contributions were invested 50% in the Company Stock Fund and 50% as directed by the participant into the various investment options offered by the Plan, and participants were able to immediately transfer Company matching contributions from the Company Stock Fund to any of the other investment options. Effective April 1, 2008, Company matching contributions were invested in accordance with the participant’s investment direction applicable to participant contributions.

ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions, the Company fixed contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions, RSA contributions, and Company fixed contributions, plus earnings thereon, after three years of service.

Participants also are fully vested in their Company contribution accounts, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. Forfeited balances of terminated participants are used to reduce future Company contributions.

Loans to Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of a participant’s Company contributions account, less any restricted portions of such accounts, or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.

Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.25% to 10.5% at December 31, 2009 and from 5.0% to 10.5% at December 31, 2008. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan.

A loan initiation fee of $50 is charged to the participant’s account for each new loan requested.

Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59- 1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.

To demonstrate the necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.

Participants who have attained age 59- 1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.

Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70- 1/2.

The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover Individual Retirement Account (“IRA”) unless the participant timely elects another form of distribution.

Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70- 1/2.

Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.

Administrative Expenses—All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

Forfeited Accounts—At December 31, 2009 and 2008, forfeited nonvested accounts totaled $6,618 and $11,025, respectively. These accounts are used to reduce future employer contributions. For the years ended December 31, 2009 and 2008, employer contributions were reduced by approximately $384,000 and $444,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s interest in the Master Trust is stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The benefit-responsive investment contracts are stated at fair value and then adjusted to contract value (Note 3). If available, quoted market prices are used to value investments. The fair value of benefit-responsive contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Pooled accounts are valued at the net asset value of units held by the Plan at year end. Shares of the open brokerage window and the Company’s common stock are valued at quoted market prices. Participant loans are valued at the outstanding loan balances.

In accordance with GAAP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.

The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain non-discrimination tests defined under the Code are not satisfied. For the year ended December 31, 2009, the Plan passed the non-discrimination tests, and no contributions were refundable. During 2008, the Plan did not pass the non-discrimination requirements of Code Section 401(k) (the ADP Test) for collectively-bargained employees eligible to participate in the Plan. Also, a plan merged into the Plan as of December 31, 2008, the International Paper Company Hourly Savings Plan for CBPR Employees did not pass its ADP Test (See Note 8). As of December 31, 2008, approximately $78,000 of contributions were refundable to certain participants in the Plan and in the merged plan and are included in excess contributions payable in the accompanying 2008 statement of net assets available for benefits.

Derivatives—Investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure —To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•

To alter the risk/return characteristics of certain investments. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management—Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.

The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.

Securities Lending—International Paper Company has, via a Securities Lending Authorization Agreement with State Street, authorized State Street to lend its securities to broker-dealers and banks pursuant to a form of loan agreement.

During 2009 and 2008, State Street lent, on behalf of International Paper, certain securities held by State Street as custodian and received cash, securities issued or guaranteed by the United States government, and irrevocable letters of credit as collateral. State Street did not have the ability to pledge or sell collateral securities absent a borrower default. Borrowers were required to deliver collateral for each loan equal to (i) in the case of loaned securities denominated in United States dollars or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (ii) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 105% of the market value of the loaned securities.

State Street had indemnified International Paper by agreeing to purchase replacement securities, or return the cash collateral in the event a borrower failed to return a loaned security or pay distributions thereon. There were no failures by any borrowers to return loaned securities or pay distributions thereon, other than a default by Lehman Brothers Inc. which occurred in September 2008. There were no losses during 2008 or 2009 resulting from a default of the borrowers, inclusive of Lehman Brothers Inc., or of State Street.

The cash collateral received on loans is invested, together with the cash collateral of other qualified tax-exempt plan lenders in a collective investment pool. As of December 31, 2009, the Quality D Short-Term Investment Fund had an average duration of 39 days and an average weighted final maturity of 212 days. As of December 31, 2008, such investment pool had an average duration of 36 days and an average weighted final maturity of 470 days. On December 31, 2009 and 2008, International Paper had no credit risk exposure to borrowers.

New Accounting Pronouncements

Subsequent Events—In May 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 is effective for periods ending after June 15, 2009. The Plan included the requirements of this guidance in the preparation of the accompanying financial statements.

Updates to Fair Value Measurements and Disclosures—In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The FSP is effective for periods ending after June 15, 2009 and shall be applied prospectively. The Plan included the requirements of this guidance in the preparation of the accompanying financial statements (see Note 4).

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

ASU No. 2010-06, Fair Value Measurements and Disclosures—In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.

ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

Derivatives and Hedging—ASC 815 (originally issued as FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133) was issued March 19, 2008, and is effective for fiscal years beginning after November 15, 2008. ASC 815 expands the required disclosures about an entity’s derivative instruments and hedging activities. The Plan considered the requirements of this guidance in the preparation of the accompanying financial statements and determined the derivative instruments and hedging activities are immaterial.

3.	MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2009 and 2008, are summarized as follows (in thousands):

	2009	2008
Master Trust net assets:
At fair value:
Company Stock Fund Master Trust Investment Account	$471,431	$185,359

RIC Master Trust Investment Account:
Conservative Smartmix Fund	77,071	57,294
Moderate Smartmix Fund	298,675	221,093
Aggressive Smartmix Fund	195,041	137,435
Cash	1,854	12,318

Total RIC Master Trust Investment Account	572,641	428,140

Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $5,682 in 2009 and $18,324 in 2008)	116,418	97,721
Emerging Market Fixed Income Pool (securities on loan $40 in 2009 and $140 in 2008)	51,596	32,556
Emerging Market Equity Pool	184,200	91,359
High Yield Bond Pool (securities on loan $5,207 in 2009 and $3,081 in 2008)	47,395	18,280
Non-U.S. Developed Equity Pool (securities on loan $8,871 in 2009 and $13,964 in 2008)	132,704	98,212
U.S. Small Cap Pool (securities on loan $38,446 in 2009 and $30,506 in 2008)	106,466	77,652
U.S. Mid Cap Pool (securities on loan $19,902 in 2009 and $20,375 in 2008)	136,397	90,770
U.S. Large Cap Pool (securities on loan $17,848 in 2009 and $15,145 in 2008)	472,521	381,322

Total Commingled Investment Group Trust
Master Trust Investment Accounts	1,247,697	887,872

Open Brokerage Window	86,226	59,612

Participant loans	111,309	107,657

Stable Value Fund Master Trust Investment Account (securities on loan $6,463 in 2009 and $0 in 2008)	1,458,624	1,421,130

Total investments, fair value	3,947,928	3,089,770

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	27,913	132,528

Total assets, contract value	3,975,841	3,222,298

Collateral Held	105,182	104,567

Total Master Trust assets	4,081,023	3,326,865

Liability to return collateral held under securities lending agreements	105,182	104,567

Total liabilities	105,182	104,567

Total Master Trust net assets	$3,975,841	$3,222,298

Plan interest in the Master Trust, at fair value	$948,042	$741,291

Plan interest in the Master Trust as a percentage of total	24%	24%

The net investment income (loss) of the Master Trust for the years ended December 31, 2009 and 2008, is summarized below (in thousands):

	2009	2008
Master Trust investment income (loss):
Net appreciation (depreciation) of investments at fair value:
Company Stock Fund Master Trust Investment Account	$331,513	$(282,850)
RIC Master Trust Investment Account:
Conservative Smartmix Fund	9,789	(10,997)
Moderate Smartmix Fund	60,865	(88,479)
Aggressive Smartmix Fund	45,308	(75,408)
Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $25 in 2009 and $49 in 2008)	14,345	(7,289)
Emerging Market Fixed Income Pool (securities on loan $0 in 2009 and $9 in 2008)	10,446	(7,312)
Emerging Market Equity Pool	71,728	(136,856)
High Yield Bond Pool (securities on loan $27 in 2009 and $26 in 2008)	10,362	(4,614)
Non-U.S. Developed Equity Pool (securities on loan $120 in 2009 and $230 in 2008)	33,639	(86,385)
U.S. Small Cap Pool (securities on loan $193 in 2009 and $675 in 2008)	28,430	(53,016)
U.S. Mid Cap Pool (securities on loan $129 in 2009 and $479 in 2008)	37,313	(61,894)
U.S. Large Cap Pool (securities on loan $87 in 2009 and $260 in 2008)	121,589	(273,095)
Open Brokerage Window	20,370	(38,194)
Net depreciation of investments at contract value - Stable Value Fund Master Trust Investment Account (securities on loan $29 in 2009 and $0 in 2008)	(4,666)	(4,307)

Total net appreciation (depreciation)	791,031	(1,130,696)

Interest and dividends:
Company Stock Fund Master Trust Investment Account	5,651	13,758
RIC Master Trust Investment Account:
Conservative Smartmix Fund	14	38
Moderate Smartmix Fund	97	278
Aggressive Smartmix Fund	117	437
Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	1	18
Emerging Market Fixed Income Pool	14	8
Emerging Market Equity Pool	1	3
High Yield Bond Pool	—	6
Non-U.S. Developed Equity Pool	7	66
U.S. Small Cap Pool	9	219
U.S. Mid Cap Pool	1	150
U.S. Large Cap Pool	4	105
Participant loans	7,339	8,719
Stable Value Fund Master Trust Investment Account	45,013	78,104

Total interest and dividends	58,268	101,909

Total Master Trust investment income (loss)	$849,299	$(1,028,787)

Investment income (loss) — Plan interest in Master Trust	$186,341	$(193,135)

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009. The fair values listed below exclude a net payable of $1,313,000 related to uninvested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2009 totaling $3,947,928,000 reflected in Note 3.

Master Trust Assets

Fair Value Measurements as of December 31, 2009 (in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Brokerage	$—	$86,574	$—	$86,574
Cash and cash equivalents	983	39,996	—	40,979
Common collective funds	—	37,536	3,014	40,550
Common stock of International Paper	466,458	—	—	466,458
Corporate bonds	—	111,032	221	111,253
Derivatives	505	—	9	514
Equities	310,828	300,977	125	611,930
Fixed income	—	1,381	2,718	4,099
Government securities	—	103,758	404	104,162
International	150,691	152,955	163	303,809
Mortgage backed securities	—	—	45,871	45,871
Mutual funds	—	4,485	—	4,485
Other	(4,108)	10	(423)	(4,521)
Participant Loans	—	—	112,242	112,242
Smartmix	—	409,880	154,336	564,216
Stable Value	(31,010)	1,414,681	72,949	1,456,620

Total Master Trust investments	$894,347	$2,663,265	$391,629	$3,949,241

The fair values listed below exclude net assets of $5,618,000 of uninvested cash, receivables, payables and funds transferred from other plans that are included in the Master Trust assets at December 31, 2008 totaling $3,089,770,000 reflected in Note 3.

Master Trust Assets

Fair Value Measurements as of December 31, 2008 (in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$500,045	$709,808	$231,887	$1,441,740
Cash equivalents	—	21,088	—	21,088
Fixed Income	20,606	1,596,377	1,077	1,618,060
Options	(75)	—	(47)	(122)
Futures	2,286	1,143	—	3,429
Swaps	—	—	(43)	(43)

Total Master Trust	$522,862	$2,328,416	$232,874	$3,084,152

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Level 3 Master Trust Assets (in thousands)

	Common collective funds	Corporate bonds	Derivatives	Equities	Fixed income	Gov't securities	Int'l	Mortgage backed securities	Other	Participant Loans	Smartmix	Stable Value	Total
Beginning balance
January 1, 2009	$5,079	$—	$(73)	$36	$480	$—	$13,085	$—	$(113)	$108,359	$106,021	$—	$232,874

Realized gains (losses)	2,832	—	(198)	(297)	77	—	(265)	(2,350)	—	—	1,372	1,405	$2,576
Unrealized gains (losses)	(2,650)	27	487	384	743	169	309	10,440	—	—	18,458	6,696	$35,063
Purchases, issuances, and settlements	(2,247)	59	(209)	2	591	169	(77)	(23,509)	(310)	3,883	28,485	44,544	$51,381
Transfers in and/or out of Level 3	—	135	2	—	827	66	(12,889)	61,290	—	—	—	20,304	$69,735

Ending balance December 31, 2009	$3,014	$221	$9	$125	$2,718	$404	$163	$45,871	$(423)	$112,242	$154,336	$72,949	$391,629

Level 3 Master Trust Assets (in thousands)

	Equities	Fixed Income	Options	Swaps	Total
Beginning balance — January 1, 2008	$143,379	$875	$82	$—	$144,336

Realized gains (losses)	1,763	3	44	(17)	1,793
Unrealized gains (losses)	(16,183)	(233)	(89)	(43)	(16,548)
Purchases, issuances, and settlements	102,762	432	(130)	17	103,081
Transfers in and/or out of Level 3	166	—	46	—	212

Ending balance — December 31, 2008	$231,887	$1,077	$(47)	$(43)	$232,874

5.	INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive investment contracts (Stable Value Contracts) which are intended to help the Stable Value Fund Master Trust Investment Account (Stable Value Fund) maintain stable principal valuation in most circumstances. Stable Value Contracts are negotiated over-the-counter contracts issued specifically to the Stable Value Fund by banks, insurance companies, and other financial institutions, and typically require the Stable Value Fund to pay periodic fees to the contract’s issuer.

The Stable Value Fund is managed by Deutsche Asset Management and invests in Stable Value Contracts to help offset price fluctuations. The terms of each Stable Value Contract obligate the contract’s issuer to keep a separate record for the contract’s value known as the “contract value”, which under most circumstances approximates the value of invested principal plus accrued interest, adjusted for deposits, withdrawals and fees. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

Stable Value Contracts are classified as either traditional guaranteed investment contracts (“TGIC”) or synthetic guaranteed investment contracts (“SGIC”). An SGIC differs from a TGIC in that the Plan owns the assets underlying the investment of a SGIC, and the bank, insurance company, or other financial institution issues a contract, referred to as a “wrapper,” that maintains the contract value of the underlying investment for the duration of the SGIC. The underlying investments of the SGIC are stated at their fair value and determined by the trustee or custodian of the assets based on quoted market prices. The fair value of the wrapper contract(s) are estimated using a replacement cost methodology. The Stable Value Contracts are included in the financial statements at fair value and adjusted to contract value as reported to the Plan by the Stable Value Contract issuers.

The Stable Value Fund’s Net Asset Value (NAV) is normally expected to be calculated using the contract value of the Stable Value Contracts, regardless of the fluctuations in the market value of the underlying fixed income portfolios, which is intended to allow the fund to maintain a stable NAV. The terms of each Stable Value Contract provide for certain qualified withdrawals allowed under the Plan, such as exchanges, withdrawals, distributions and benefits to be paid at contract value, although terms vary from contract to contract and certain withdrawals may not be permitted at contract value.

Investing in the Stable Value Fund involves certain risks, however the Stable Value Fund may be subject to additional risks other than those described below. The value of the Stable Value Fund’s investments may fluctuate, sometimes rapidly or unpredictably, due to a number of factors including changes in interest rates or inflation, adverse economic conditions, reduced market liquidity, poor manager performance, or other factors affecting the securities markets. The creditworthiness of the contract issuer or guarantor of fixed income securities or Stable Value Contracts, may deteriorate, or the issuer may default or become unable or unwilling to make timely principal payments, interest payments, or to otherwise honor its obligations, which may impact the Stable Value Fund’s performance or cause a reduction in the Stable Value Fund’s NAV.

There are certain risks associated with investing in Stable Value Contracts. Stable Value Contracts contain terms including events of default and termination provisions, which if triggered could obligate the Stable Value Fund’s managers to alter their investment strategy and wind down the contracts over a period of several years, or could potentially cause loss of coverage under the Stable Value Contract(s). Certain events or conditions, including but not limited to, changes to the plan’s other investment funds, changes to the rules or administration of the Plan or Stable Value Fund, employer restructuring or layoffs, corporate mergers or divestitures, employer bankruptcy, partial or complete plan termination, changes in law, accounting procedures or regulatory changes, may result in withdrawals from the Stable Value Contracts being made at market value instead of book value, which could result in a reduction of the Stable Value Fund’s NAV. The Plan Administrator is responsible for determining the Stable Value Fund’s NAV and the amount of any participant’s redemption from the Stable Value Fund.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Stable Value Fund investments held by the Master Trust was approximately $1.5 billion and $1.4 billion at December 31, 2009 and 2008, respectively, and is included in the Stable Value Fund summary of the net assets of the Master Trust in Note 3. The contract value of the Stable Value Contracts held by the Master Trust was approximately $ 1.5 billion and $1.6 billion at December 31, 2009 and 2008, respectively. The average yield of the entire Stable Value Fund for the years ended December 31, 2009 and 2008, was 3.58% and 7.37%, respectively. The average yield of the entire Stable Value Fund, adjusted to reflect the actual interest rate credited to participants in the Stable Value Fund, for the years ended December 31, 2009 and 2008, was 3.19% and 5.23%, respectively. This average yield is calculated by dividing the annualized rate credited to participants in the Stable Value Fund by the fair value of all investments in the fund.

In addition to the Stable Value Contracts, the Stable Value Fund includes a short-term investment fund managed by State Street that had an aggregate fair value of approximately $74 million and $70 million at December 31, 2009 and 2008, respectively.

6.	RELATED-PARTY TRANSACTIONS

Certain of the Master Trust’s investments are units of master trust investment accounts managed by the Trustee. State Street is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $930,000 and $950,000 for the years ended December 31, 2009 and 2008, respectively.

Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 16,074,000 and 15,500,000 units, respectively, of common stock of International Paper Company, the sponsoring employer, with a cost basis of $89,699,207 and $42,824,296, respectively. The Plan recorded dividend income of $1,345,047 and $2,887,262 for the years ended December 31, 2009 and 2008, respectively.

7.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TRANSFERS (TO) FROM OTHER PLANS

The Company also sponsors the International Paper Company Salaried Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer.

On August 4, 2008, the Company acquired the assets of Weyerhaeuser Company’s Containerboard Packaging and Recycling (“CBPR”) business. For the period of August 4, 2008 through December 31, 2008, eligible hourly CBPR employees participated in the International Paper Company Hourly Savings Plan for CBPR Employees. This short-period plan was merged into the Plan on December 31, 2008.

International Paper also acquired Central Lewmar, LLC, and merged eligible participant balances of the Central Lewmar LLC 401(k) Savings Plan into the Plan on December 31, 2008.

The following table summarizes the net transfers from other plans during 2009 and 2008 (in thousands):

	2009	2008
International Paper Company Salaried Savings Plan—net transfers due to changes in employment status	$(671)	$(3,749)

International Paper Company Hourly Savings Plan for CBPR Employees merged into the Plan December 31, 2008	—	7,605

Central Lewmar LLC 401(k) Savings Plan, portion merged into the Plan December 31, 2008	—	776

Total net transfers from (to) other plans	$(671)	$4,632

9.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

10.	RECONCILIATION TO THE FORM 5500

For the years ended December 31, 2009 and 2008, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2009	2008
Net assets available for benefits:
Participant-directed investments, at fair value	$894,496	$688,079

Plus adjustments from fair value to contract value for fully benefit-responsive investment contracts	8,051	36,507

Less participant brokerage accounts	(16,443)	(10,863)

Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$886,104	$713,723

******

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans at interest rates of 4.25% to 10.5%, maturing through December 2019	**	$53,545,548
	American Century Brokerage	Participant brokerage accounts	**	16,443,410

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY
HOURLY SAVINGS PLAN

By:	/s/ Mark M. Azzarello
Mark M. Azzarello, Plan Administrator

Date:	June 29, 2010
Memphis, TN